OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 578 1839 Fax: 212 251 1170 E-mail: mitkin@osg.com	Myles R. Itkin Executive Vice President, Chief Financial Officer & Treasurer

August 3, 2006

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2005 File No. 1-6479

Dear Ms. Cvrkel:

We have reviewed your letter to us of August 1, 2006 setting forth staff comments on the Overseas Shipholding Group, Inc. ("OSG" or the "Company") Form 10-K for the year ended December 31, 2005. Based on our review, we respond as follows to the staff's comments:

Form 10-K for the year ended December 31, 2005

Note A. Summary of Significant Accounting Policies
9. Revenue and Expense Recognition

SEC Comment

1.

We note from your response to our prior comment 7 that if you were to recognize expenses as incurred, rather than ratably over the voyage, the effect of doing so would not be material on net income or voyage expenses. We also note that you intend to disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred. Please confirm that you will include this disclosure in all future Forms 10-Q and Forms 10-K. Alternatively, you may include the disclosure solely in future Forms 10-K if you disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different on a quarterly and annual basis, from recognizing such costs as incurred.

OSG Response

We will comply with your request in the Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006 and in all future Forms 10-K beginning with the year ended December 31, 2006 and will disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different on a quarterly and annual basis from recognizing such costs as incurred.

Note N. Leases
- Charters-out

SEC Comment

2.

We have reviewed your response to our prior comment number 11 in which explains your basis for your conclusion that expensing the payments made to cancel the purchase options associated with the vessels the Puget Sound and the Eclipse would not have been material to your results of operations. While we do not object to your conclusion in this regard, or your decision not to amend your prior filings since the errors in your financial statements were not considered material by management, we continue to believe that your financial statements require correction for the inappropriate capitalization of these payments. Please confirm that the required corrections will be included in the financial statements included in your Quarterly Report on Form 10-Q for the quarter ending June 30, 2006. The corrections should be accompanied by footnote disclosures explaining the nature and amounts of the errors included in your financial statements and the periods impacted by the errors, management's conclusions regarding the materiality of the errors to the periods in which the errors occurred, and management's rationale for correcting these errors during the quarter ended June 30, 2006 rather than amending your periodic filings for prior periods. Similar disclosures should also be provided with respect to the change in the classification of drydocking costs in your consolidated statements of cash flows to be made in your Form 10-Q for the quarter ended June 30, 2006.

OSG Response

We will comply with your request and write off, in the second quarter of 2006, the unamortized balance of payments made to cancel charterers' purchase options, which were previously capitalized. We will include appropriate footnote disclosures explaining the nature and amount of the inappropriate capitalization that was included in our prior financial statements and the periods impacted by this inappropriate capitalization, management's conclusions regarding the materiality of this inappropriate capitalization to the periods in which the error occurred, and management's rationale for correcting this inappropriate capitalization during the quarter ended June 30, 2006 rather than amending our periodic filings for prior periods.

We will make similar disclosures in the Form 10-Q for the quarter ended June 30, 2006 with respect to the change in the classification of drydocking costs in the Company's consolidated statements of cash flows for the six months ended June 30, 2006 and 2005.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/Myles R. Itkin

Myles R. Itkin
Executive Vice President, Chief Financial Officer
    and Treasurer

cc:	Morten Arntzen Audit Committee James I. Edelson Jerry L. Miller Peter Samuels (Proskauer Rose LLP) Bruce Baylson (Ernst & Young LLP)